Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR OCTOBER

Nov. 4, 2005.

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Some months see leaps forward, others provide the preparation. October was one of the latter. Drilling continued on the Carmen with an impressive intersection. Progress on the exploration targets was limited by access problems caused by rain and the temporary loss of one drill for a major overhaul. Work started on a resource estimate from the first 27 holes on the Carotare exploration target. We became aware of a very promising mineral property elsewhere in the Sierra Madre.

Carmen Deposit: Significance of Recent Intersection

The intersection of 18 metres of 7.84 gold-equivalent (news release of October 20) was important because it shows that the strength of the Carmen structure continues into the southern part of the deposit. Until this intersection, the south part of the deposit had not yielded the high grade which we have come to expect elsewhere. As is typical in epithermal systems, minable grades and widths are widespread but the higher grades tend to be confined to “ore shoots”. Locating these high grade shoots is all-important because they can be responsible for much of the profitability of a deposit.

Drilling

Drill sites have been prepared on the El Orito Norte target and we expect to drill the first holes in November. Contrary to expectations, drilling did not begin again on the Carotare target as heavy rains continued to create access problems and our second drill had to be taken off site for an overhaul and upgrade. The remaining rig has been operating on a double-shift basis and has remained on the Carmen deposit.

Additional Mineral Properties

The known area of alteration and mineralization of the Monterde property (Carmen, El Orito & Carotare) occupies about 2% of the whole Monterde property. This area alone is providing us with plenty of excellent drill targets, and the remaining 98% provides ample scope for further grass roots exploration.

Given the large size and potential of the Monterde property why would we even contemplate taking on another property?  The answer is simple. “Opportunity”. We have always stated that we remain opportunistic in our approach to the acquisition of additional mineral properties. We are in the business of creating new value for our shareholders and, while opportunities exist for yet more resources in Mexico at a reasonable price, we would be remiss to ignore them. Nevada, where gold and silver mines are a major driver of the economy, has had about 50 years of modern exploration, but it is still producing surprises in the form of new deposits. In contrast, the Sierra Madre, which, in addition to its gold and silver, has geologic similarities to Nevada, has had fewer years of modern exploration, arguably as little as four throughout most of the belt. Mineral deposits in the Sierra Madre are progressing through stages of development which have been well established by numerous deposits elsewhere. First, miners operating without the benefit of drills, extracted only high grade ore, leaving lesser grades behind. Daily tonnage was small as was the number of ounces produced. All the ore was processed through a mill. Then in the middle of the last century, the introduction of heavy, earth-moving equipment and heap-leach technology made open pit mining of low grades profitable. It happened in Nevada and many other places, but to a much lesser extent in Mexico, where restrictions on foreign ownership were in place until 1992. Now, with no such restrictions, the old high grade mines of the Sierra Madre are evolving in the same way as those in Nevada, but the process has only just begun and many opportunities remain.

Through its network of Mexican professionals, Kimber is made aware of some of these opportunities. If any one of the properties we examine has potential for at least one million gold-equivalent ounces and if it has drill targets as least as good as those we already have on Monterde, we will look seriously at it. To do less would be to walk away from the possibility of adding significantly to shareholder value.

Next month

We will get back to drilling of the exploration targets as soon as the second drill returns, probably in November. A resource estimate from the first 27 drill holes on the Carotare target will be available before month end. Drilling on the Carmen will continue to expand the deposit, increase the density of drill holes and precision of future estimates.

The Company will be represented at the San Francisco Gold and Precious Metals Conference November 27-28 at the San Francisco Marriott hotel. Shareholders and others interested in the Company are invited to attend a presentation by Kimber and visit the booth to meet members of the Kimber team.

Robert Longe, P.Eng.

President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the 1930’s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. The adjacent epithermal systems now being drilled, appear to be similar. For more information on the company please visit SEDAR or our website at www.kimberresources.com.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.